Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
CHESAPEAKE ENERGY CORPORATION

TO THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:

Chesapeake Energy Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the Oklahoma General Corporation Act (the “Act”), for the purpose of amending its restated certificate of incorporation, does hereby submit the following:

A.	The name of the Corporation is Chesapeake Energy Corporation. The name under which the Corporation was originally incorporated was Chesapeake Oklahoma Corporation.
B.
The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Oklahoma on November 19, 1996, and the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Oklahoma on August 2, 2017 (as amended from time to time, the “Certificate of Incorporation”).

C.
The amendments to the Certificate of Incorporation set forth in paragraph D below (the “Amendments”) were duly adopted in accordance with the provisions of Section 1077 of the Act. On October 29, 2018, the Board of Directors of the Corporation duly adopted resolutions setting forth the Amendments, declaring the Amendments’ advisability, and directing that the Amendments be considered at the special meeting of the Corporation’s shareholders. The special meeting of shareholders was called and held upon written notice given to the shareholders of the Corporation in accordance with the provisions of Section 1067 of the Act. At the special meeting of the shareholders held on January 31, 2019, at least a majority of the outstanding capital stock of the Corporation entitled to vote thereon voted in favor of the Amendments.

D.	The Certificate of Incorporation is hereby amended as follows:
The first sentence of Article IV of the Certificate of Incorporation shall be amended and restated to read as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is Three Billion Twenty Million (3,020,000,000) shares consisting of Twenty Million (20,000,000) shares of Preferred Stock, par value $0.01 per share, and Three Billion (3,000,000,000) shares of Common Stock, par value $0.01 per share.

E.	This Certificate of Amendment to the Certificate of Incorporation shall be effective upon filing with the Oklahoma Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Executive Vice President - General Counsel and Corporate Secretary and attested by its Assistant Corporate Secretary this 31st day of January, 2019.

CHESAPEAKE ENERGY CORPORATION, an Oklahoma corporation

By:	/s/ James R. Webb
James R. Webb
Executive Vice President - General Counsel and Corporate Secretary

ATTEST:

/s/ J. David Hershberger
J. David Hershberger
Assistant Corporate Secretary